UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-39755

CUSIP Number: 63942X106

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
Navitas Semiconductor Corporation
Full Name of Registrant
N/A
Former Name if Applicable
3520 Challenger Street
Address of Principal Executive Office (Street and Number)
Torrance, California 90503-1640
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Navitas Semiconductor Corporation (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) within the prescribed time period for the reasons set forth below.
On December 31, 2023, the Company’s status as an emerging growth company ended and for the first time the Company became a large accelerated filer, resulting in a significantly shortened filing deadline for the 2023 Form 10-K of 60 days compared to 90 days when the Company was an emerging growth company and smaller reporting company at the end of its prior fiscal year. In connection with this shorter filing timeline, as well as enhanced compliance obligations with respect to Section 404 of the Sarbanes-Oxley Act of 2002, the Company requires additional time to complete its year-end financial reporting process and related audit. The Company is working diligently to complete the necessary work and expects to file the 2023 Form 10-K within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934.
Although the Form 10-K is not completed, the Company expects that the financial statements in the Form 10-K will be consistent in all material respects with the financial information reported in the earnings press release furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 29, 2024.

PART IV – OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Ron Shelton	(844)	654-2642
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NAVITAS SEMICONDUCTOR CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2024	By:	/s/ Gene Sheridan
Gene Sheridan
President and Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).